Peter Schwartz. 303.892.381 peter.schwartz@dgslaw.com

August 1, 2023

Via EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re: Second Response Letter for the Annual Report of SCM Trust (File No. 811-05617) (the “Registrant” or the “Trust”) dated December 31, 2021, as filed with the Commission on March 9, 2022 (Accession No. 0001398344-22-005537); and of the Prospectuses of the Registrant.

Dear Ms. Hamilton:

As you know, we are outside legal counsel to the Trust and to the independent trustees of the Trust. This letter is the further written response of the Trust to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in telephone conversations with you and other members of the SEC Staff on May 4, 2022, June 28, 2022, August 12, 2022, April 5, 2023 and June 1, 2023, regarding the above-referenced Annual Report and Prospectuses of various series of the Trust. In the earlier calls, the Staff noted that, before providing these comments, the Staff had reviewed the two Prospectuses of the Trust dated May 1, 2021, as supplemented., and subsequently filed Prospectuses dated May 1, 2022 (each, a “Current Prospectus”). The Trust’s Chief Compliance Officer, Gregory Pusch, previously submitted draft response letters to the Staff on June 29, 2022 and August 24, 2022. It bears noting that, because the Staff had not provided any reaction to the August 24, 2022, draft response until your telephone call on April 5, 2023, the Registrant erroneously assumed that the Staff believed that the August 24 draft letter adequately responded to the Staff’s comments.

In the April 5, 2023, telephone conversation with Mr. Pusch and Andrea Reidle of Shelton Capital Management (the “Adviser”), however, you provided additional comments on the Trust’s response to your prior Comment 6, as enumerated in the Registrant’s August 24, 2022, draft response letter. After considering those further comments, the Board of Trustees (the “Board”) met on two occasions with outside counsel for the Trust to discuss the appropriate response to the new Staff comments. After review, comment and approval of the draft response letter by the Board, the Registrant filed it in final form via EDGAR on May 9, 2023. The May 9 response letter from the Trust’s Chief Compliance Officer included final responses to Staff Comments 1 through 5 and 7 through 13, along with a revised response to Comment 6, which response was expanded by an Annex specifically addressing the 9 new comments made on April 5.

August 1, 2023

Lauren Hamilton

You and Valerie Lithotomos subsequently telephoned Ms. Reidle to indicate that the Staff disagreed with the Trust’s response to Comment 6, including the Annex, and wished to schedule a conference call that would include your respective Branch Chiefs as well as outside counsel for the Trust. That call was held on June 1, 2023, and included Valerie Lithotomos, John Lee and Jacob Sandoval from the Staff and outside counsel to the Trust, namely the undersigned and Lee Terry of Davis Graham & Stubbs LLP, along with Mr. Pusch and Ms. Reidle1. After the participants explained their respective positions but nevertheless failed to reach an agreement, the Staff asked the Registrant to submit a further written response to Staff Comment No. 6 and the Annex, including, if appropriate, documentation supporting the Registrant’s position that was referenced in, but not provided with, the Trust’s May 9, 2023 response letter.

As you know, Comment 6 and the additional Staff comments described in the Annex to the May 9 letter all relate to the annually renewed Expense Limitation Agreement (“ELA”) between the Adviser and the Trust on behalf of the Shelton Tactical Credit Fund (the “Fund”). In particular, the Staff’s initial Comment 6 questioned why, if the Notes to the Financial Statements of the Fund disclosed a contractual expense limitation of 1.39% and 1.64% for its Institutional Shares and Investor Shares, respectively, the financial highlights in the text show expense ratios after expense reimbursements of 2.04% and 2.31%, for those share classes, respectively.

In prior discussions and the May 9 response letter, the Registrant has explained why there is a difference between the expense ratio after expense reimbursement and the contractual expense limitation ratio in the ELA (the “Delta”). The Staff’s position has been that, for the periods of time when the parenthetical language in the ELAs excluding certain items from the Adviser’s reimbursement obligation (the “Carveout”) used general language and only a limited number of examples instead of a list specifying all excluded items, the Adviser should be required to pay the dollar amounts represented by the Delta to the Fund as purportedly unreimbursed expenses under the ELA. The Registrant continues to disagree with the Staff’s position in this regard.

Investment Expenses Were Never Capped by the ELAs

As explained in our May 9 response letter, for purposes of the ELA, the Fund, its independent accountants and the Adviser have historically treated each of (i) interest expenses incurred relating to short positions in the Fund’s investment portfolio, (ii) broker’s fees relating to the Fund’s investment portfolio, and (iii) excise taxes paid in connection with the Fund’s short trading strategy (collectively, “Investment Expenses”) as falling outside of the category of “operating expenses” that are capped by the ELA. This distinction rests on a number of different grounds, including the unusual types of expenses incurred by the Fund while executing its short selling strategy.

1 Besides serving as CCO of the Trust, Mr. Pusch is also General Counsel and CCO of the Adviser.

August 1, 2023

Lauren Hamilton

There are several reasons why the Trust believes that the parties’ consistent interpretation of the various ELAs is both reasonable and appropriate under the circumstances.

Form N-1A—"Transaction Costs, Such as Commissions”

The text of Form N-1A in Item 3, Risk/Return Summary: Fee Table under Portfolio Turnover, provides:

“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance” (emphasis supplied).

While most of the Fund’s Investment Expenses are not commissions per se, in the special circumstances of the Fund and its short selling strategy with respect to individual credits, they are together the functional equivalent, i.e., “transaction costs, such as commissions” referenced in Form N-1A. In an abundance of caution, however, the Fund has always included all Investment Expenses in the Fee Table, albeit separately identifying most of them as “Dividend and interest expense on short sales” in order to highlight the close resemblance of these Investment Expenses to commissions and markups paid by other funds that are not reported in their Fee Tables.2

For example, some funds, typically those larger than the Fund, have access to credit default swaps (“CDSs”), which achieve the identical economic outcome as the Fund achieves by directly borrowing a bond and selling it short. CDSs are generally exchange cleared, and the costs of entering into the trade include interest accrued on the CDS over the period it has been borrowed plus any brokerage fees for providing the borrowed security, but those underlying costs are not broken out separately. For a CDS, the interest is expressed as a coupon paid, and the trading costs of exchange traded CDS are recorded directly into the fund ledger’s “gains and losses.” While the same costs are incurred indirectly, they do not appear in the Fee Table as they do for the Fund.

By contrast, the Fund accomplishes the same shorting strategy by directly borrowing a bond and selling it short. However, the costs of the trade, including the interest accrued on the bond over the period it has been borrowed plus any brokerage fees paid for providing the borrowed security are recorded in the general ledger of the Fund as actual expenses.

2 See, e.g., the Fee Table in the Fund’s June 27, 2019, Supplement to its May 1, 2019 Prospectus, in which it discloses that 3.56% of its total of 3.92% in Other expenses is comprised of Dividend and interest expense on short sales.

August 1, 2023

Lauren Hamilton

This results in the inclusion of these costs in the Fee Table, rather than being reported only as part of trading gains or losses as they are when CDSs are used.3

Form N-1A—Adequacy of the General Carveout Language

The Staff has suggested that, because the Fund discloses in the footnote to the Fee Table only the actual language of the Carveout from the ELA, which is general and not comprehensive, rather than replacing the contractual language with a list specifying every excluded expense, the disclosure is confusing. The Staff has asserted that this confusion requires the Adviser to reimburse the Fund for the Delta for all periods during which the general form of the Carveout from the ELA was disclosed in the footnote to the Fee Table. Even if one assumes that Investment Expenses need to be included in the Carveout to be excluded from the ELA, which the Trust does not concede, the Staff’s assertion is not supported by Form N-1A.

There is no mandate in Form N-1A that all of the expenses covered by a Carveout be comprehensively listed, as opposed to the more general, open ended, language used by the Fund. In fact, Instruction 3(e) to Form N-1A provides:

“If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses. The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively. If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”

This Instruction, which specifically prescribes the disclosure requirements of the footnote to the Fee Table on the ELA, calls out a number of specific topics for disclosure, such as the timing of the ELA and its termination rights, but is silent on any need to disclose each specific item covered by or excluded from the ELA.4

3 The unintended consequence of these disparate Fee Table requirements can be to mislead investors into believing that the funds using CDSs to effect a shorting strategy are incurring lower total expenses than the funds that actually effect short trades, who must show these Investment Expenses in the Fee Table. That disparity can provide an unwarranted competitive marketing advantage to funds with access to CDS markets. Investors can mistakenly believe that, by selecting a fund that uses CDSs for shorting, they are getting a fund with significantly lower expenses, when that may not be the case.

4 The focus on these topics as being the especially important disclosure items for investors was reiterated in the recent Commission release on Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Investment Company Act Release No. S7-09-20. See p. 182 and fn. 548 & 549, which again focus on disclosure of ELA termination dates, but say nothing about mandating disclosure of other terms of the ELA.

August 1, 2023

Lauren Hamilton

The Commercial Realities of the Staff’s Position

Because of the Fund’s short sales investment strategy, Investment Expenses vary considerably from year to year and often dwarfed ordinary operating expenses. As discussed at length in the June 1 conference call, it is therefore commercially unrealistic for the Trust to claim the Adviser has a contractual obligation to reimburse all Investment Expenses of the Fund for the period of time that, in the Staff’s view, the Carveout was too general and too broadly phrased to exclude them. Applying the Staff’s views on the proper interpretation of the ELA would lead to commercially untenable results, which further bolsters the parties’ understanding that the ELA was never intended to cover Investment Expenses.

To illustrate how commercially unrealistic it would be to accept the Staff’s position on Investment Expenses, the Staff should consider the following numbers.

During 2020, the Fund incurred $1,157,273 in Investment Expenses while the management fee paid to the Adviser, net of reimbursements made under the ELA as interpreted by the parties, was $636,911, a difference of $520,362. In other words, the Staff is suggesting that the Fund should require the Adviser to pay the Fund $520,362 for serving as the Fund’s investment adviser and manager in 2020. The Adviser’s losses would be even greater than that amount, however, since it would have to incur the costs of providing the advisory and managerial services even while assuming the risk of potential liabilities arising from such services.

Accepting the Staff’s view for the year 2019, which is complicated by the combination of the Fund with and into another fund, would likewise require the Adviser to make a net payment to the Fund for that year. In 2019, there were $1,035,331 in Investment Expenses for the entire year, as compared to management fees net of reimbursements of $975,829. Thus, if the Staff’s interpretation were to be accepted for 2019, the Adviser would be required to pay the Fund $59,502 even while assuming the costs and risks of liability attendant to serving as manager and investment adviser that year.

For the five year period 2018 to 2022, most of which is arguably covered by the Staff’s comment proposing reimbursement, total Investment Expenses were $2,646,965, while total management fees net of reimbursements were $2,920,484. In other words, acceptance of the Staff’s position would result in net management fees to the Adviser of $273,519 over the five-year period, or $54,704 per year. In fact, however, because there were no Investment Expenses in 2018, the net profit to the Adviser over the four year period 2019 to 2022 would come out much worse. The total management fees net of reimbursements for 2019 through 2022 were $2,569,472, minus Investment Expenses of $2,646,965, resulting in a net obligation of the Adviser to the Fund of $77,493 for those four years, or $19,373 per year, in addition to its costs for providing those services.

August 1, 2023

Lauren Hamilton

Each year, when the Trust and the Adviser renewed the investment advisory agreement for the Fund and the related ELA, neither party contemplated any of these numbers. In fact, the history of the parties’ relationship suggests the opposite.

The Consistent History of the ELA and the Carveout

Notwithstanding the intended meaning of “operating expenses” in the ELAs, the Staff has been almost entirely focused on the language of the Carveout. In fact, however, over the past ten years, the ELA has had, from time to time, a detailed Carveout like the one recommended by the Staff, a general Carveout like that to which the Staff has objected, and no Carveout at all. For all of those various ELAs, however, the resulting interpretation of the parties has been the same—the reimbursement obligation created by the ELA has never applied to the Investment Expenses of the Fund. That is because the parties have always understood and agreed that, in light of the specific circumstances and strategy of the Fund, an ELA requiring the Adviser to reimburse Investment Expenses of any kind was never intended and, under the circumstances, would be unrealistic.

For example, the N-14 prospectus/proxy statement of the Trust dated May 1, 2019, relating to the reorganization of the Cedar Ridge Unconstrained Credit Fund into the Fund clearly states that the generally phrased, open ended, Carveout used by the acquiring Fund was to be interpreted consistently with the specific listing Carveout of the acquired Cedar Ridge Fund. And in fact, that is how the Carveout subsequently operated. The disclosure states:

“Currently, Shelton Capital Management has contractually agreed to reimburse expenses incurred by the Acquiring Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 1.67% and 1.42% of the Acquiring Fund’s Investor Class and Institutional Class shares, respectively, until May 1, 2020. Similarly, Shelton Capital Management has contractually agreed to waive its fees and/or pay for operating expenses of the Acquired Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.64% and 1.39% of the average daily net assets of Investor Class and Institutional Class shares of the Acquired Fund, respectively, until February 29, 2020.”5

The Trust could not accept the Staff’s position without ignoring the repeatedly stated intent of the parties, as evidenced by their consistent course of dealing over many years. The Trust would also have to contravene the acceptance by the Trust’s various independent accountants over the years that the Fund’s calculation of the reimbursements required by the various ELAs were accurate.

5 https://www.sec.gov/Archives/edgar/data/836267/000139834419008220/fp0041665_497.htm

August 1, 2023

Lauren Hamilton

If Relevant, the Broad, General Carveout Language is Not Confusing

The Registrant’s May 9 response letter made a number of points about the broad, generally phrased Carveout to which the Staff has objected. Some of those points deserve elaboration here.

The Registrant does not agree with the suggestion that the language of the more general Carveout used between 2018 and 2022 might “confuse” investors. The general Carveout (“excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example”) was used for all series of the Trust6 subject to an ELA precisely to avoid confusion. It listed the most common types of excluded expenses for all of the funds and specifically included the phrase “for example” to ensure that the reader would not assume that the items listed were the only possible exclusions. The items listed in this general Carveout were not, as the parties’ conduct over the years confirms, intended to be a comprehensive or exclusive list, nor would a reader assume it to be with the qualifier “for example.”

The 2022 Change to the Carveout Language—Acquiescence, Not Agreement

It should go without saying that the Trust’s decision in 2022 to accept the Staff’s stated preference of using a completely different kind of phrasing for the Carveout, one that is impliedly comprehensive and unqualified by broadening language such as “for example,” is not a concession or admission that the Staff’s position is correct. The Trust still firmly believes that the Carveout, however it is phrased, is only a backup. It merely reinforces the parties’ longstanding agreement and consistent understanding that Investment Expenses, including but not limited to markups excluded from the SEC’s prescribed Fee Table, are not subject to reimbursement under any of the ELAs.

Even if the Staff declines to accept the Trust’s confirmation of the parties’ longstanding agreement as fact, the Trust believes that both the general, broadly phrased Carveout used by the parties in the ELA between 2018 and 2022 and the “laundry list” Carveout preferred by the Staff reach the same result. Both types of Carveouts are effective “backups” supporting the parties’ intent not to require reimbursement of Investment Expenses and their consistent actions to such effect.

Complete and Accurate Disclosure of Actual Fees Paid

In the June 1 conference call, the Staff suggested that “confusion” created by the general, broadly phrased Carveout might create a disclosure issue for the Fund. The Registrant respectfully disagrees. In fact, other than some immaterial errors in the calculation of the 2019 expense ratio, the Fund’s Fee Table has always fully disclosed the exact amount of fees paid by the Fund, the amounts reimbursed by the Adviser and the total expenses paid both before and after reimbursement under the ELA. The Fund has also disclosed as a specific line item the portion of “Other Expenses” that were in fact the principal component of the Fund’s Investment Expenses, i.e., “Dividend and interest expenses on short sales.” The only way that a reader could be “confused” by the disclosure would be if they were informed that the parties and the Fund’s independent accountants are wrong about their mutual understanding of their own intent.7

6 Note that the larger “sister” Trust of the Shelton Funds family, Shelton Funds, is governed by a joint Board process with the same Trustees and officers, and also has used the general Carveout for many years without misunderstanding, confusion or comment.

7 It is ironic that the Staff’s comments focus on the language used in the Carveout to the ELA, which appears in a footnote to the Fee Table, rather than on the Fund’s clear line item disclosure of “Dividend and interest expense on short sales” in the Fee Table itself. In the 1998 adopting release for Form N-1A, Investment Company Act Release No. 23064, the Commission stated its belief that “typical investors need clear disclosure of information about fees charged by funds. Reflecting its continuing concern about the quality of disclosure about fees, the Commission has reconsidered the disclosure of expense reimbursement and fee waiver arrangements. The Commission believes that typical investors may tend to overlook or disregard information about a fund’s fee structure if it is included in a footnote.” By specifically highlighting the amount of “Other expenses” representing in the Fee Table, the Registrant followed the Commission’s guidance to put important information in the Fee Table rather than a footnote whenever possible.

August 1, 2023

Lauren Hamilton

In summary, while the Trust believes that the Adviser’s reimbursement obligations under the ELA should continue to be closely monitored and rigorously enforced, it also believes that the Staff’s interpretation of the ELA is mistaken and its proposed remedy on account of that interpretation, the recapture of the Delta from the Adviser, is unreasonable and excessive under the circumstances. The Trust disagrees with the Staff’s argument that a literal, word for word, recitation of the Carveout language creates a disclosure issue. The Trust also disagrees with the Staff’s argument that an accurate exposition in the Fee Table of the fees paid by the Fund and the fees reimbursed by the Adviser pursuant to the ELA creates a disclosure issue because of the general, broadly phrased and admittedly not comprehensive Carveout language. And finally, the Trust believes that the Staff’s disagreement with the longstanding mutual understanding of the parties as to the meaning of their own contract goes beyond the Staff’s charge and its expertise. That is especially the case where, as here, the Staff’s interpretation, if accepted, would achieve a result that is inconsistent with the commercial realities of the parties’ relationship and might even put the Adviser in a conflict of interest situation when executing the Fund’s short selling strategy.8

Please feel free to call the undersigned at (303) 892-7381 to discuss any questions you may have concerning this letter.

Very truly yours,

/s/ Peter H. Schwartz

Peter H. Schwartz

Partner

 for

Davis Graham & Stubbs LLP

cc:   Gregory Pusch

            Board of Trustees

8 As noted in the Registrant’s May 5 response letter, the Adviser should not face a situation where, because the Investment Expenses can be similar in amount or even greater than the Adviser’s management fee and are reimbursable under an ELA, it is in the Adviser’s self-interest to adopt an investment strategy than minimizes Investment Expenses rather than seek a higher return for investors in the Fund.